15048412

AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Surya Capitale Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Wall Street, Suite 530B
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm **212-897-1685**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name -- *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	**White Plains**	**NY**	**10601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3/13/15

AFFIRMATION

I, Linda Grimm, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Surya Capitale Securities LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Grimm

Signature

Financial and Operations Principal

Title

Denise Terzian

Notary Public

DENISE TERZIAN
Notary Public, State of New York
Registration No. 01TE6225892
Qualified In Orange County
Commission Expires July 26, 20 18

Surya Capitale Securities LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

Surya Capitale Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Surya Capitale Securities LLC
Index
December 31, 2014

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Surya Capitale Securities LLC

We have audited the accompanying financial statements of Surya Capitale Securities LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Surya Capitale Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Surya Capitale Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Surya Capitale Securities LLC's financial statements. The supplemental information is the responsibility of Surya Capitale Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 24, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	25,012
Equipment (net of accumulated depreciation of $2,431)		487
Other assets		3,887
Total assets	$	29,386
Liabilities and Member's Equity		
Accrued expenses	$	17,350
Member's equity		12,036
Total liabilities and member's equity	$	29,386

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2014

Revenues	
Other income	$ 2,500
Expenses	
Professional fees	17,879
Rent expense	12,000
Communications	11,802
Other expenses	5,630
Total expenses	$ 47,311
Net loss	$ (44,811)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance, January 1, 2014	$ 23,847
Net loss	(44,811)
Capital contributions	33,000
Balance, December 31, 2014	$ 12,036

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (44,811)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	972
(Increase)/decrease in operating assets	
Accounts receivable	10,000
Other assets	(264)
Increase in operating liabilities	
Accrued expenses	4,539
Net cash used by operating activities	(29,564)
Cash flows from financing activities	
Capital contributions	33,000
Increase in cash	3,436
Cash	
Beginning of year	21,576
End of year	$ 25,012

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation – Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement.

Fixed Assets
Computer equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three years.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2014, management has determined that the company had no uncertain tax positions that would require financial statement recognition. Tax years subsequent to 2011 remain subject to examination by tax authorities.

2. Transactions with Related Parties

The Company has a lease with an affiliate to occupy office space at $1,000 a month. Rent expense for the year ended December 31, 2014 was $12,000.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of approximately $7,700 which exceeded the required net capital by approximately $2,700.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

4. Fixed Assets

Fixed assets at December 31, 2014 consists of:

Computer equipment	2,918
Less: Accumulated depreciation	(2,431)
	$ 487

Depreciation expense for the year ended December 31, 2014 was $972.

5. Commitments

The Company has a lease agreement for its New York office space that expires in December 2017.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2015	12,000
2016	12,000
2017	12,000
	$ 36,000

6. Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2014. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Member's equity	$ 12,036
Nonallowable assets	
Equipment	487
Other assets	3,887
Total deductions	4,374
Net capital	7,662
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 2,662
Aggregate indebtedness	$ 17,350
Ratio of aggregate indebtedness to net capital	2.26:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

Surya Capitale Securities LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING RULE 15c3-3 EXEMPTION REPORT

To the Board of Directors and Member
of Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Surya Capitale Securities LLC's Exemption Report, in which (1) Surya Capitale Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Surya Capitale Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) Surya Capitale Securities LLC stated that Surya Capitale Securities LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Surya Capitale Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surya Capitale Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 24, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of its customers. Therefore, to the best of knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so for the period June 1, 2014 through December 31, 2014 without exception.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)